Filed by AdvancePCS
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                     Subject Company: AdvancePCS
                                                   Commission File No. 000-21447


The following was sent via email to employees of AdvancePCS:

     1. What motivated Caremark and AdvancePCS to create this strategic combination?

     The transaction delivers multiple benefits to clients, members and the marketplace overall through greater purchasing efficiencies, broader array of complementary services, added capacity for serving customers, and improved positioning to develop new products for the marketplace (i.e., connectivity products and services.) This transaction provides the opportunity to ensure the best products and services at the lowest cost for our combined client base.

     2. Explain how the cash/stock component of the exchange ratio works?

     The aggregate exchange ratio was set at 2.15 to 1, with the 90%/10% stock/cash mix as the form of consideration. Therefore, each AdvancePCS shareholder will receive 1.935 shares of Caremark stock and a cash amount equal to .215 multiplied by the average Caremark closing stock price for the five trading days ending on the fifth trading day prior to the closing.

     3. What is the expected timing of the deal closing?

     The exact timing of the transaction close is dependent on certain regulatory approvals, receipt of stockholder approval, clearance by the Securities and Exchange Commission (SEC) and other customary conditions.

     4. How many lives will the combined companies represent?

     70 million funded members, excluding rebate utility and discount card, and conforming counting methodologies.

     5. How many claims will the combined company process?

     Over 600 million, annually.

     6. Will any layoffs or downsizing occur now or in the near future as a result of this transaction? If so, when and how many?

     We will have lots of work to do to integrate the two companies' processes post-closing. This very fast-changing industry affords many new opportunities for both our clients and our employees. The larger, stronger resulting company will offer even greater career opportunities for high-performing individuals. Yes, there will be some change, and we intend to reward those who demonstrate their commitment to excelling in their customer-centric performance.

     With all the integration activities ahead of us, no layoffs have been identified at this time. As the two companies integrate and redundancies are identified, some roles may no longer be needed. When these instances are identified, we will do our best to redeploy employees to new roles that meet their skill set and if none are identified, we will offer severance packages to employees to ensure a smooth transition to the employee's next career.

     7. Will any facilities be closed?

     No changes are planned before the transaction closes. In fact, the current plan is to continue operating all existing facilities, including the claims processing, mail dispensing and other systems platforms of each company. Our primary goal is to assure the clients of both organizations that there will be no change in performance levels or in the high quality manner in which we service their accounts. Over time, the combined company's management team will examine opportunities to integrate operations where it makes sense to improve customer service and efficiencies.

     8. What are the differences in the two companies' corporate cultures?

     There are many more similarities than differences. Both companies are customer focused and innovative, and we share the goal of reducing costs and improving health outcomes for clients and their members.

     9. What's the benefit for employees?

     The larger, stronger resulting company - with approximately 70 million funded members, excluding rebate utility and discount card membership, under management and an estimated market capitalization of over $12 billion - will offer even greater career opportunities for high-performing individuals. Yes, there will be some change, and we intend to reward those who demonstrate their commitment to excelling in their customer-centric performance. With the expansion of our services and our combined client and member base, we expect that employees will have additional opportunities for career growth and development.

     10. Are there plans to combine similar departments?

     We are committed to developing a best-in-class management team. There are key skills, especially with regard to working with different client bases, which reside in each company that will be needed to ensure success of the combined organization. Of course, ultimately, departments will be integrated, but the final decisions on such integration will not occur for several months. The senior leadership of both companies is committed to maintaining open communication with employees as decisions are made.

     11. Will employees be relocated or reassigned?

     Currently, there are no plans to relocate or reassign any AdvancePCS employees. After closing, we expect our operations will remain the same for some time so that our clients and members experience the same level of service. If during the integration process relocation or reassignment decisions are made, we are committed to communicating with employees as early as possible and providing assistance and support during any transition.

     12. Will our compensation package change as a result?

     Employees' compensation packages including benefits and bonuses will remain intact through the close and for a minimum transition period of 6 months from the close or December 31, 2004, whichever comes first. At that time, the new organization will begin integration of compensation and benefit programs. Like AdvancePCS, Caremark believes in rewarding employees for their performance and providing employees with a competitive total compensation package.

     13. Can you tell me more about the retention plan that was mentioned in David Halbert's message?

     AdvancePCS and Caremark both desire to have employees of their respective organizations remain and be treated fairly through the transaction period and beyond.

     We know, however, that these may appear to be uncertain times for AdvancePCS employees. With this in mind, a retention plan has been established for all active employees up to and including the Vice President level to reward AdvancePCS employees for commitment, continued focus and dedication to driving business results and shareholder value during the period prior to closing and through a transition period thereafter.

     Each eligible employee in the organization employed at AdvancePCS on the date of this announcement will be provided an opportunity to receive "retention" bonuses, represented as a percentage of your salary. These bonuses will be paid on certain milestone dates once the transaction has been completed. The actual milestone dates are the date of the transaction "closing," 6 months after the close, and 12 months after the close.

     More information regarding your individual retention award targets and specific details about the plan will be presented to you by your management team in the near future.

     14. What will happen to my benefits?

     We will proceed with our planned changes in benefit carriers and the new benefit offering that will be effective 1/1/04.

     Like AdvancePCS, it is Caremark's desire and practice to offer its employees a competitive benefits package. Recognizing that benefit consolidation takes time, under terms of the agreement, Caremark has agreed to maintain all of AdvancePCS's benefit plans, bonus plans, vacation/sick plans and severance plans for a transition period ending six months after the close of the transaction or December 31, 2004, whichever comes first.

     15. How will this affect my bonus?

     Currently, there are no changes planned. Like AdvancePCS, Caremark believes in rewarding employees for company and individual performance, and therefore, has agreed to continue with our current bonus programs through December 31, 2004 or six months after the close of the transaction, whichever comes first.

     The exact timing of the transaction close is dependent on certain regulatory approvals. That said, closing sometime in 2004 is most likely. Therefore, if we continue to meet our revenue and income targets during FY04, our June 2004 bonuses will be paid.

     16. What will happen to AdvancePCS stock options?

     AdvancePCS stock options will be converted to options to purchase Caremark common stock upon closing based on an exchange ratio and will generally be subject to the same terms and conditions as existing AdvancePCS options, including their original vesting schedule.

     For your information, the aggregate exchange ratio was set at 2.15 to 1, as the form of consideration.

     Given the complexity of the transaction terms, more detailed information will be provided to optionees after closing.

     17. How does this impact our Employee Stock Purchase Plan (ESPP) participation?

     The ESPP plan will continue as is through the close of the transaction. Immediately prior to the closing date, the purchase period in progress will end and we will use all accumulated payroll deductions to purchase AdvancePCS stock at that time.

     To determine the purchase price of the stock for this final purchase period, we will look at the low price of the stock on the first day of the offering period and the low price of the stock immediately prior to closing, and you will purchase your shares at a 15% discount from the lower stock price, in accordance with the terms of the ESPP. All the shares that you have purchased from former offering periods, as well as those you purchase in this final offering period, will be treated as common stock holdings and converted to Caremark stock per the merger agreement calculation.

     18. How does this impact our AdvancePCS Employee Savings Plan (401k)?

     It is Caremark's desire and practice to offer its employees a competitive benefits package. Recognizing that benefit consolidation takes time, under terms of the agreement, Caremark has agreed to maintain all of AdvancePCS's benefit plans - including the 401k plan, bonus plans, vacation/sick plans and severance plans through December 31, 2004 or six months after the close of the transaction, whichever comes first.

     19. Should any AdvancePCS employees expect to be invited/asked to move to a Caremark location, or vice versa? If so, what would be the expected timing of such an action?

     AdvancePCS and Caremark each have business operations and facilities in many sites across the country. There are no plans to relocate any employees at this time. After the transaction closes, the combined organization will review its operations and make decisions about future operations. These decisions could have an impact on staffing decisions. As decisions are made, the leadership team is committed to communicating with employees and supporting them during any transition.

     20. How will ongoing news about the transaction be communicated to employees going forward?

     Through our traditional communications channels: your management, e-mails, ePlace, Inside AdvancePCS, Town Hall meetings, AdvanceTV, etc.

Additional Information And Where To Find It

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in AdvancePCS' fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

SAFE HARBOR STATEMENT

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for expansion and development. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition involve unexpected costs;
(4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Additional information about Caremark Rx is available on the World Wide Web at http://www.caremark.com. Additional information about AdvancePCS is available on the World Wide Web at http://advancepcs.com.